July 12, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	FMG Acquisition Corp.
Registration Statement on Form S-1
Filed June 4, 2007
File No. 333-143466

Dear Mr. Reynolds:

On behalf of FMG Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Ronald Alper, Esq.

This letter is being sent in response to the Staff’s comments to the Registration Statement on Form S-1, filed June 4, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Gordon Pratt, Chairman, President and Chief Executive Officer of the Company, dated July 6, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.
We note the disclosure on pages 33 and 93 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $33 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company’s industry and management, and other factors.

We have made the requested change in the Summary section of Amendment No. 1 and added similar disclosure in “The Offering” section of Amendment No. 1.

2.
Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD and that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We acknowledge the comment and will provide the Staff, prior to effectiveness, with a copy of the letter or a call from the NASD that the NASD has finished its review and has no objections regarding the underwriting arrangements in this offering.

3.
Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have your securities registered for sale.

We acknowledge the comment and, prior to effectiveness, will confirm supplementally when we have resolved all outstanding state regulatory agency comments and have received clearance from all states where we have applied to have our securities registered for sale.

4.
Please clarify throughout the document as appropriate the obligation of the company to bring a claim against Messrs. Pratt and Swets to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

We have made the requested change throughout Amendment No. 1 to indicate the Company does have a fiduciary obligation to bring a claim against Messrs. Pratt and Swets to enforce their liability obligation.

5.
We note that each of the officers/directors of the company discloses a significant level of experience investing and/or engaged in insurance-related companies. In each case, a substantial part of such experience is derived from such individual’s existing and ongoing involvement in venture capital, private equity, investment banking and/or companies involved in the insurance industry. In light of the ongoing nature of the involvement of the officers/directors with these firms, and the company’s stated intent to focus on acquisition candidates in the insurance industry, please provide the following disclosure: (i) for each of the officers, directors and special advisors of the company, provide a listing of each entity with which a conflict of interest may or does exist, including, but not limited to, the companies identified on pages 70-72 affiliated with officers, directors, special advisors, consultants and insiders; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts of discussions insofar as they relate to the company, disclose such criteria and discuss how they are applied.

We have made the requested change throughout Amendment No. 1 to provide the foregoing disclosure, as well as indicated we will not enter into a business combination with any operating company with which we or any of our officers, directors, special advisors or affiliates have, in any capacity since our formation, engaged in substantive discussions and negotiations with an intent to acquire such company. We have also modified Amendment No. 1 to indicate that at the first meeting of the board of directors promptly following the closing of the offering, we intend to establish policies and procedures for seeking and evaluating appropriate business acquisition candidates.

Cover Page

6.	Please revise to disclose the 12 jurisdictions identified on page four and indicate that non-institutional investors may purchase your securities only if they reside within such jurisdictions.

We have made the requested change in Amendment No. 1.

7.	Also, please revise page four to address resales and your plans with respect to filing applications with states to register for resales.

We have made the requested change in Amendment No. 1.

Prospectus Summary, page 1

8.
Please clarify whether your business combination may result in less than a 100% ownership interest in the target business. If so, please clarify how the 80% of net assets will be met in a transaction where you acquire less than a 100% interest in the target business or businesses. Explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses and whether such controlling interest may be less than a majority of the outstanding voting rights of an acquisition candidate.

We have made the requested change in Amendment No. 1.

9.	Also, clarify how and under what terms you may acquire a company through contractual arrangements or a purchase of assets that may not have historical operations or financial statements.

We have made the requested change in Amendment No. 1 to clarify that no such acquisition would be made.

10.
We note the statement on page two that “there have been no communications or discussions…” Please revise to state, if true, that no such communications or discussions have occurred regardless of the capacity in which officers, directors, affiliates or others participated. Your revised disclosure should address the extent to which such persons communicated or discussed potential targets in their capacities as, for example, investors in private equity funds or other entities related to the potential target instead of in their capacities as affiliates of FMG.

We have made the requested change in Amendment No. 1.

11.
We note the reference on page two to an opinion from an independent investment banking firm. Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

We have made the requested change in Amendment No. 1.

The Offering, page 4

12.
Please discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the conflicts of interest that result from such right.

We have made the requested change in Amendment No. 1 to indicate the underwriter has no such consent right.

Limited payment to insiders, page 9

13.
You disclose that you will not pay any fee or other cash payment to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation - such as stock, options, etc.

We have made the requested change in Amendment No. 1.

14.	Please clarify whether there is any limit on the amount of expenses incident to the offering and identifying, investigating and consummating the business combination that may be reimbursed.

We have made the requested change in Amendment No. 1.

15.
Please revise the last bullet point on page nine to clarify the factors considered - and individuals involved - in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

We have made the requested change in Amendment No. 1.

Liquidation if No Business Combination, page 11

16.
Please discuss (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) what debts, costs and expenses that will not be covered by the indemnity to be provided by certain insiders of the company.

We have made the requested change in Amendment No. 1.

Amended and Restated Certificate of Incorporation, page 13

17.
You state on page 14 that you will only consummate a transaction if shareholders vote both in favor of a transaction and in favor of your amendment to provide for perpetual existence. As you indicate on page 14 that the vote to amend your certificate of incorporation would require the majority of your shares outstanding, it appears that consummation of a transaction would require such a vote. However, you state earlier on page 10 under “Stockholders must approve business combination” that you will proceed with a business combination only if it is approved by a majority of the common stock voted. Please revise to reconcile the apparent inconsistency or advise.

We have made the requested change in Amendment No. 1 to reconcile the apparent inconsistency.

Summary Financial Data, page 16

18.	Please revise the fourth paragraph to indicate the approximate dollar amount redeemed if 29.99% of the 4,500,000 shares are redeemed under the redemption rights.

We have made the requested change in Amendment No. 1.

Risks, page 15

19.
Please revise the risks on page 15 to consolidate similar risks and focus on significant risks. For example, it appears that the second to last bullet point should be included with the first or seventh bullet point. Also, the last bullet point describes the details of a risk that does not appear to be one of the more significant risks. In this regard, consider adding bullet points regarding (1) the lack of an audit committee, if true, and (2) the dozen states whose residents may purchase your securities.

We have made the requested changes in Amendment No. 1.

20.
Please revise to explain the circumstances contemplated by the statement that “[w]e are not required to use all or any of the amount in the trust account for our initial business combination as long as we consummate an initial business combination with one or more target acquisitions with a fair market value equal to at least 80% of our net assets held in the trust account.”

We have made the requested change in Amendment No. 1.

Risk Factors, page 17

21.
Your risk factor disclosure continues for 26 pages and includes 82 separately captioned risk factors. Your disclosure should be substantially revised to reduce repetition, eliminate disclosure of mitigating factors, avoid unnecessary details and remove overly speculative, immaterial and boilerplate risk factors applicable to any public company. Please note that the comments below identify specific, non-exclusive examples consistent with this comment. Please revise accordingly.

We have made the requested changes throughout the “Risk Factors” section in Amendment No. 1.

22.
Many of your risk factors repeat information from other risk factors. See, as non-exclusive examples, the following sets of risk factors that address the same risk: 20, 24 and 46, 22 and 36; 27 and 33; and 57 and 80. Please revise accordingly.

We have made the requested changes throughout the “Risk Factors” section in Amendment No. 1.

23.
Many of your risk factors include unnecessary details or repeat information from the Summary. Your risk factors should provide clear and concise disclosure up front; to the extent you must repeat information from the Summary or provide background information to explain the risk, you should briefly summarize the material. As non-exclusive examples, see risk factors 11, 44 and 60.

We have made the requested changes throughout the “Risk Factors” section in Amendment No. 1.

24.	Please revise to avoid mitigating language in your risk factors. As non-exclusive examples, see risk factors 2 and 5. Please revise accordingly.

We have made the requested changes throughout the “Risk Factors” section in Amendment No. 1.

25.
Please revise your risk factors to avoid disclosure of overly speculative and immaterial risks, such as risks that would more appropriately be included in the proxy statement proposing a transaction. Also, eliminate generic or overly speculative risk disclosure or revise to clearly and concisely explain how the risk specifically pertains to you or your offering. For example, see risk factors 3, 35, 38, 39, 42, 53-55, 62-64, 70-71, 74, 79, 81-82.

We have made the requested changes throughout the “Risk Factors” section in Amendment No. 1.

26.
Please note that, as a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. For example, the last three risk factors on page 34 are generic and should be revised, deleted or moved to another section of the prospectus as appropriate. Revise throughout this section as appropriate.

We have made the requested changes throughout the “Risk Factors” section in Amendment No. 1.

27.	In the first risk factor on page 32, “[i]f we are deemed to be an investment company…,” please revise to explain why the company could be deemed an investment company.

We have made the requested change in Amendment No. 1.

Use of Proceeds, page 46

28.
Please revise the reference on page 48 regarding estimated fees and expenses to clarify the basis for this belief, especially in the event of a proposed target business “that has a fair market value significantly in excess of 80% of [your] net assets held in the trust account,” as disclosed on page two.

We have made the requested clarification in Amendment No. 1.

Dilution, page 50

29.
We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that his actual dilution may be significantly higher as a result of the exercise of the warrants.

We have made the requested clarification in Amendment No. 1.

Proposed Business, page 56

30.
We note the discussion of your insiders’ experience with mergers and acquisitions. Please revise to quantify the number of transactions in which Messrs. Pratt and Swets undertook the lead role in all of the following aspects of the transaction: identifying the target, structuring and negotiating the transaction, conducting due diligence, and overseeing the completion of the transaction. Indicate, if true, that such transactions were valued at approximately $33 million, or disclose that management has no such experience.

We have added the requested disclosure in Amendment No. 1.

Conversion Rights, page 61

31.
Please disclose the specific conversion procedures that shareholders will have to follow in order to convert their shares. Disclose whether you will require shareholders to tender their shares prior to the shareholder meeting. We may have further comment.

We have added the requested disclosures in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

32.	Please provide a separate subheading for your disclosure responsive to Item 303(a)(1) and (2).

We have made the requested change in Amendment No. 1 filed concurrently herewith.

33.
Please revise to separately identify the categories of expected fees and expenses and provide approximate, quantified disclosure for those categories assuming you take the maximum amount of time, propose a transaction but ultimately liquidate. Your discussion should compare the total amount compared to the anticipated funds available outside of the trust. Your anticipated fees and expenses should separately take into account due diligence; legal; financial advisory; accounting; down payment; lock-up or similar fees; secretarial; general and administrative; reimbursements to officers, special advisors, consultants and others; proxy solicitation; fees related to liquidation and distribution of fund assets to shareholders; and reserve accounts for the payment of potential obligations to third parties after liquidation.

We have modified the relevant paragraph in Amendment No. 1 to separately identify and provide disclosure of the fees, costs and expenses anticipated prior to consummation of a business combination.

Proposed Business, page 55

We have not identified a target acquisition, page 57

34.
We note the statement on page 57 that, “[n]one of our officers, directors, promoters and other affiliates is currently engaged in discussion on our behalf…” Please disclose whether this also includes special advisors, employees of affiliates, consultants and others. Please confirm, if true, that there have been no previous discussions.

We have added the requested disclosure in Amendment No. 1.

Opportunity for Stockholder Approval of Business Combination, page 60

35.
You state “[i]n connection with the stockholder vote required to approve any business combination, our existing stockholders have agreed to vote all of their shares of common stock owned by them prior to this offering in accordance with a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving a business combination.” Please expand upon this statement. Explain whether it means the existing shareholders will vote their shares in the same proportion as the vote by the public shareholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

We have added the requested disclosure in Amendment No. 1.

Liquidation if no Business Combination, page 61

36.
On page 62, you state that the trust account could become subject to the claims of creditors, which “could” be prior to the claims of the public stockholders. Please explain when the claims of the public stockholders would be prior to the claims of creditors of the company.

We have modified the disclosure in Amendment No. 1 to indicate that claims of creditors “would” be prior to the claims of the public stockholders.

Management, page 70

Directors and Executive Officers, page 70

37.
Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and specific duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.

We have added the requested disclosure in Amendment No. 1.

Special Advisor, page 72

38.
Please clarify the duties, if any, the special advisor will owe the company and its shareholders. Also revise to clarify how the restrictive terms of your offering - such as those regarding conflicts of interest - will apply to the special advisor. In addition, please disclose the principal terms of all related agreements between the company or its affiliate(s) and any special advisor or his affiliate(s), and file such agreements as exhibits.

We have added the requested disclosure in Amendment No. 1.

39.
Please revise to state whether you have an audit committee. To the extent you do not have one or do not anticipate forming one prior to engaging in a business transaction, consider adding a risk factor addressing the lack of an audit committee.

We have added the requested disclosure in Amendment No. 1 indicating we do not have an audit committee, but intend to establish one immediately following consummation of a business combination. We have also added a relevant risk factor.

Description of Securities, page 79

40.
On page 62 you advise investors to “review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement…for a complete description of the terms and conditions applicable to the warrants.” Please revise to the extent necessary to summarize all of the material provisions of the warrants as well as your units and common stock, and revise the statement above to clarify that all such material provisions are described without incorporating by reference or referring to the underlying documents.

We have modified the disclosure in Amendment No. 1 to clearly indicate that the information set forth in Amendment No. 1 constitutes all of the material provisions of the warrant without the need for incorporation by reference.

U.S. Federal Income Tax Considerations, page 87

41.
Please tell us whether you received a tax opinion. The statements that stockholders “generally should qualify for capital gain treatment” and that stockholders “will not incur tax on a distribution in excess of [your] current and accumulated earnings and profits” appear to be material tax-related statements that the company is not qualified to make. We may have further comment.

We have removed the section entitled “U.S. Federal Income Tax Considerations” from Amendment No. 1 .

Exhibits

42. Please file the revolving credit agreement with your affiliate.

We have filed such exhibit as Exhibit 10.14 to Amendment No. 1.

43.	Note that the staff will require sufficient time to review the exhibits to be filed by amendment.

We acknowledge the Staff’s comment.

If you have any questions, please contact the undersigned at (860) 677-2701 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours,

FMG ACQUISITION CORPORATION

/s/ Gordon Pratt
Gordon Pratt
Chairman, President & Chief Executive Officer